UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 30, 2011 Husky Energy Inc. issued a press release announcing that it was exploring a potential secondary listing of its shares on The Stock Exchange of Hong Kong Limited.  Husky Energy Inc. will maintain its primary listing on the Toronto Stock Exchange.  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: May 30, 2011

Exhibit A

Husky Energy Explores Potential Hong Kong Secondary Listing

Calgary, Alberta (May 30, 2011) – Husky Energy Inc. (TSX:HSE) announces that it is exploring a potential secondary listing of its shares (the “Shares”) on The Stock Exchange of Hong Kong Limited (“HKSE”) (the “Potential Secondary Listing”).  The Company will maintain its primary listing on the Toronto Stock Exchange.

“The Potential Secondary Listing of Husky’s shares on the HKSE is under consideration as we believe it could potentially enhance investors’ awareness of the Company and its growth opportunities in one of the fastest growing financial markets in the world,” said Husky CEO Asim Ghosh. “The South East Asia region has been identified as a pillar of growth for the Company and we are advancing several multi-billion dollar projects as part of our strategic plan. A Hong Kong listing could provide investors in this important capital market with easier access to participate in our business strategy.”

There is no certainty or assurance that approval from the HKSE and relevant authorities will be granted for the Potential Secondary Listing.  No final decision has been made by the Company’s board of directors and the Company may or may not proceed with the Potential Secondary Listing.  Husky will make further announcements in relation to the Potential Secondary Listing at the appropriate time.

Husky Energy Inc. is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy Inc. is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com.

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088